Exhibit 2

First Quarter Results 2024

Stock Listing Information

NYSE (ADS)

Ticker: CX

Mexican Stock Exchange (CPO)

Ticker: CEMEX.CPO

Ratio of CEMEXCPO to CX = 10:1

Investor Relations

In the United States:

+ 1 877 7CX NYSE

In Mexico:

+ 52 (81) 8888 4292

E-Mail: ir@cemex.com

First Quarter Results 2024 Estadio Banorte - Borregos, Monterrey, Mexico Built with Fortis and Promptis concrete, part of our Vertua family of sustainable products Stock Listing Informatio Investor Relations NYSE (ADS) In the United States: Ticker: CX + 1 877 7CX NYSE Mexican Stock Exchange (CPO) In Mexico: Ticker: CEMEX.CPO + 52 (81) 8888 4292 Ratio of CEMEXCPO to CX = 10 E-Mail: ir@cemex.com

Operating and financial highlights

		January - March			First Quarter
				l-t-l				l-t-l
	2024	2023	% var	% var	2024	2023	% var	% var
Consolidated volumes
Domestic gray cement	12,021	12,317	(2%)		12,021	12,317	(2%)
Ready-mix	10,250	11,706	(12%)		10,250	11,706	(12%)
Aggregates	31,606	32,251	(2%)		31,606	32,251	(2%)

Net sales	4,138	4,036	3%	(0%)	4,138	4,036	3%	(0%)
Gross profit	1,390	1,290	8%	3%	1,390	1,290	8%	3%
as % of net sales	33.6%	32.0%	1.6pp		33.6%	32.0%	1.6pp
Operating earnings before other income and expenses, net	452	435	4%	(1%)	452	435	4%	(1%)
as % of net sales	10.9%	10.8%	0.1pp		10.9%	10.8%	0.1pp
SG&A expenses as % of net sales	9.7%	8.8%	0.9pp		9.7%	8.8%	0.9pp
Controlling interest net income (loss)	254	225	13%		254	225	13%
Operating EBITDA	772	733	5%	2%	772	733	5%	2%
as % of net sales	18.7%	18.2%	0.5pp		18.7%	18.2%	0.5pp

Free cash flow after maintenance capital expenditures	(212)	(55)	(286%)		(212)	(55)	(286%)
Free cash flow	(287)	(141)	(104%)		(287)	(141)	(104%)

Total debt	7,844	7,862	(0%)		7,844	7,862	(0%)
Earnings (loss) of continuing operations per ADS	0.17	0.15	13%		0.17	0.15	13%
Fully diluted earnings (loss) of continuing operations per ADS	0.17	0.15	13%		0.17	0.15	13%
Average ADSs outstanding (1)	1,469	1,476	(0%)		1,469	1,476	(0%)
Employees	46,134	43,718	6%		46,134	43,718	6%

(1)

For purposes of this report, Average ADSs outstanding equals the total number of Series A shares and Series B shares outstanding as if they were all held in ADS form. Please see “Equity-related information” below in this report. The calculation of Average ADSs outstanding also includes the restricted CPOs allocated to eligible employees as variable compensation.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters. In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions. Please refer to page 13 for CPO-equivalent units outstanding.

Consolidated net sales reached US$4.1 billion, an increase of 3%, and flat on a like-to-like basis, compared to the first quarter of 2023. Our higher prices in local currency terms in all regions were offset by lower consolidated volumes driven primarily by bad weather and fewer working days. Net sales increased in Mexico and SCAC, partially offset by decreases in the US and EMEA.

Cost of sales, as a percentage of Net Sales, decreased by 1.6pp to 66.4% during the first quarter of 2024 from 68.0% in the same period last year, mainly driven by pricing of our products and easing cost headwinds. This was the sixth consecutive quarter of a year-over-year decrease in cost of sales as a percentage of Net Sales.

Operating expenses, as a percentage of Net Sales, increased by 1.5pp to 22.7% during the first quarter of 2024 compared with the same period last year, driven by higher payroll, transportation, and maintenance costs.

Operating EBITDA grew 5%, and 2% on a like-to-like basis, reaching US$772 million. Three of our four regions, accounting for 90% of consolidated Operating EBITDA, experienced a combined growth rate of 15%. Operating EBITDA outperformance reflects not only strong pricing of our products and decelerating input cost inflation, but also the success of our growth investment strategy and growth in our Urbanization Solutions business. The two strategic priorities contributed to over 50% of incremental consolidated Operating EBITDA growth in the quarter.

Operating EBITDA margin increased year-over-year by 0.5pp from, as well as sequentially, in a quarter where the historic sequential behavior is for a decline in margins. The expansion reflects pricing strategy execution for our products, as well as easing cost inflation and operational efficiencies.

Controlling interest net income (loss) resulted in an income of US$254 million, 13% higher versus the same quarter of 2023. The higher income reflects a positive effect in results from financial instruments and taxes, partially offset by lower operating earnings, higher financial expenses, and a negative effect in foreign exchange results.

2024 First Quarter Results	Page 2

Operating results

Mexico

	January - March				First Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	1,314	1,097	20%	10%	1,314	1,097	20%	10%
Operating EBITDA	420	344	22%	12%	420	344	22%	12%
Operating EBITDA margin	31.9%	31.4%	0.5pp		31.9%	31.4%	0.5pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	7%	7%	2%	2%	9%	9%
Price (USD)	12%	12%	23%	23%	31%	31%
Price (local currency)	4%	4%	13%	13%	21%	21%

Our Mexican operations delivered strong results, with Sales rising 20% and EBITDA growing to record levels supported by higher prices of our products, strong volumes, and decelerating input cost inflation. Operating EBITDA margin increased 0.5pp year-over-year due to double-digit ready-mix and aggregates price increases and a mid-single-digit cement increase.

Adjusting for two less working days in the quarter, bulk cement and aggregates volumes grew double-digit, while ready-mix volumes rose mid-single digit, reflecting the dynamism of formal construction in the country. We continue to see improvement in bagged cement volumes with mid-single-digit growth on increased social spending, lower inflation, and a favorable comparison base.

Full year volume guidance for cement and ready-mix volume was increased, from low-single digit growth to low to mid-single digit growth.

Our sequential prices for cement, ready-mix and aggregates rose low single-digits, reflecting the traction of January price increases implemented to offset the ongoing cost inflation of the business.

United States

	January - March				First Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	1,234	1,255	(2%)	(2%)	1,234	1,255	(2%)	(2%)
Operating EBITDA	237	230	3%	3%	237	230	3%	3%
Operating EBITDA margin	19.2%	18.3%	0.9pp		19.2%	18.3%	0.9pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(9%)	(9%)	(14%)	(14%)	9%	9%
Price (USD)	4%	4%	9%	9%	(2%)	(2%)
Price (local currency)	4%	4%	9%	9%	(2%)	(2%)

In the United States, despite bad weather in much of our portfolio, EBITDA rose 3%, while EBITDA margin expanded almost 1pp. Margin growth was driven by higher prices of our products and lower cost inflation largely in the form of fuel, freight, and imports.

Cement and ready-mix volumes declined high-single digit and mid teen percentage, respectively, due to heavy precipitation and a deep freeze in much of our portfolio. We estimate the impact of weather conditions on cement volumes explains approximately half of the volume decline. Over the last two months, with better weather, we have seen cement and ready-mix volumes recover sequentially. Aggregates volumes, typically less impacted by weather conditions, grew 9% on the back of increased base material sales for infrastructure work.

2024 First Quarter Results	Page 3

Operating results

On a like-to-like basis for end of year price adjustments and freight to customers, cement prices rose 2% sequentially. The difficult weather conditions delayed cement and ready-mix pricing increases in several of our markets to April. In aggregates, our sequential prices increased 6% on the back of January price actions and favorable product mix. We expect to implement additional price increases in the rest of our aggregate markets over the next months.

Europe, Middle East, Africa and Asia

	January - March				First Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	1,115	1,229	(9%)	(10%)	1,115	1,229	(9%)	(10%)
Operating EBITDA	88	148	(41%)	(41%)	88	148	(41%)	(41%)
Operating EBITDA margin	7.8%	12.0%	(4.2pp )		7.8%	12.0%	(4.2pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(4%)	(4%)	(18%)	(18%)	(15%)	(15%)
Price (USD)	(0%)	(0%)	1%	1%	3%	3%
Price (local currency) (*)	(1%)	(1%)	0%	0%	2%	2%

In EMEA, EBITDA declined 41% driven by a challenging demand backdrop in Europe and geopolitical events in Asia, Middle East and Africa (“AMEA”). Despite volume challenges, pricing for all products is up sequentially in Europe and AMEA.

Europe experienced the largest EBITDA decline, 44%, due to a significant drop in volumes, while our prices for cement, ready-mix and aggregates rose low to mid-single digit sequentially. Volumes were down between high-single and double-digit for cement, ready-mix and aggregates due to fewer working days, bad weather, and a strong prior year quarter comparison base. Demand conditions were a mixed bag with important volume declines in UK, Germany, and France while the rest of our European footprint showed a positive volume performance.

First quarter in Europe typically represents approximately 12% of full year European EBITDA and can be significantly disrupted by weather. It should not be seen as an indicator of full year performance.

In AMEA, EBITDA experienced a decline of 35% due to ongoing tensions from the conflict in the Middle East.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 First Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January - March				First Quarter
	2024	2023	% var	l-t-l % var	2024	2023	% var	l-t-l % var
Sales	422	410	3%	(0%)	422	410	3%	(0%)
Operating EBITDA	103	84	22%	22%	103	84	22%	22%
Operating EBITDA margin	24.3%	20.5%	3.8pp		24.3%	20.5%	3.8pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(6%)	(6%)	(9%)	(9%)	(3%)	(3%)
Price (USD)	9%	9%	27%	27%	17%	17%
Price (local currency) (*)	6%	6%	13%	13%	4%	4%

The South, Central America and Caribbean region delivered solid results with its fourth consecutive year-over-year growth in EBITDA, led by strong pricing performance of our products and decelerating input cost inflation. EBITDA margin increased by almost 4pp, largely explained by the strong pricing contribution, lower energy, and raw materials costs as well as timing of kiln maintenance.

Cement prices rose mid-single digits, more than compensating for input cost inflation. Regional cement volumes were impacted by two less working days in the quarter as well as continued weak bagged cement demand. Bulk cement volumes continue to grow, supported by infrastructure projects such as the Metro and the 4th Bridge over the Canal in Panama, and tourism related projects in the Jamaica and Dominican Republic.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 First Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - March			First Quarter
	2024	2023	% var	2024	2023	% var
Operating earnings before other income and expenses, net	452	435	4%	452	435	4%
+ Depreciation and operating amortization	321	298		321	298

Operating EBITDA	772	733	5%	772	733	5%
- Net financial expense	148	144		148	144
- Maintenance capital expenditures	175	156		175	156
- Change in working capital	468	454		468	454
- Taxes paid	187	84		187	84
- Other cash items (net)	5	(51)		5	(51)
- Free cash flow discontinued operations	—	—		—	—

Free cash flow after maintenance capital expenditures	(212)	(55)	(286%)	(212)	(55)	(286%)
- Strategic capital expenditures	76	86		76	86

Free cash flow	(287)	(141)	(104%)	(287)	(141)	(104%)

In millions of U.S. dollars, except percentages.

FCF after maintenance capex for the first quarter of 2024 was negative 212 million, 157 million less year-over-year, impacted by higher taxes paid in Mexico and maintenance, as well as lower fixed asset sales. Due to the seasonality of our working capital cycle, first quarter free cash flow is typically negative and turns around in subsequent quarters.

Our EBITDA and free cash flow items guidance for the full year was maintained.

Information on debt

	First Quarter			Fourth Quarter		First Quarter
	2024	2023	% var	2023		2024	2023
Total debt (1)	7,844	7,862	(0%)	7,486	Currency denomination
Short-term	4%	4%		3%	U.S. dollar	76%	77%
Long-term	96%	96%		97%	Euro	14%	14%
Cash and cash equivalents	476	758	(37%)	624	Mexican peso	5%	4%

Net debt	7,369	7,104	4%	6,862	Other	5%	4%

Consolidated net debt (2)	7,371	7,157		6,888	Interest rate (3)
Consolidated leverage ratio (2)	2.18	2.62		2.06	Fixed	70%	74%
Consolidated coverage ratio (2)	7.80	6.38		7.91	Variable	30%	26%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under our main bank debt agreements.
(3)	Includes the effect of our interest rate derivatives, as applicable.

During the quarter we issued sustainability-linked long-term notes in Mexico for an equivalent of ~US$320 million, a reopening of the October issuance, and swapped them into dollars. Additionally, we upsized and extended the maturity of our €500 million sustainability-linked loan facility. The new facility consists of a €450 million term loan maturing in 2029, and a new €300 million committed revolving credit facility. This brings our total committed revolving facilities to slightly over $2.3 billion dollars, further strengthening our liquidity position.

2024 First Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

Cemex, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - March				First Quarter
				like-to-like				like-to-like
STATEMENT OF OPERATIONS	2024	2023	% var	% var	2024	2023	% var	% var
Net sales	4,137,511	4,035,801	3%	(0%)	4,137,511	4,035,801	3%	(0%)
Cost of sales	(2,747,949)	(2,746,129)	(0%)		(2,747,949)	(2,746,129)	(0%)

Gross profit	1,389,561	1,289,672	8%	3%	1,389,561	1,289,672	8%	3%
Operating expenses	(937,941)	(854,716)	(10%)		(937,941)	(854,716)	(10%)

Operating earnings before other income and expenses, net	451,620	434,955	4%	(1%)	451,620	434,955	4%	(1%)
Other expenses, net	(23,176)	8,240	N/A		(23,176)	8,240	N/A

Operating earnings	428,444	443,196	(3%)		428,444	443,196	(3%)
Financial expense	(140,923)	(130,350)	(8%)		(140,923)	(130,350)	(8%)
Other financial income (expense), net	6,275	29,742	(79%)		6,275	29,742	(79%)
Financial income	9,909	6,852	45%		9,909	6,852	45%
Results from financial instruments, net	(4,278)	(11,415)	63%		(4,278)	(11,415)	63%
Foreign exchange results	24,963	58,063	(57%)		24,963	58,063	(57%)
Effects of net present value on assets and liabilities and others, net	(24,318)	(23,758)	(2%)		(24,318)	(23,758)	(2%)
Equity in gain (loss) of associates	8,599	7,933	8%		8,599	7,933	8%

Income (loss) before income tax	302,396	350,520	(14%)		302,396	350,520	(14%)
Income tax	(43,910)	(130,694)	66%		(43,910)	(130,694)	66%

Profit (loss) of continuing operations	258,486	219,827	18%		258,486	219,827	18%
Discontinued operations	—	(0)	100%		—	(0)	100%

Consolidated net income (loss)	258,486	219,827	18%		258,486	219,827	18%
Non-controlling interest net income (loss)	4,091	(5,619)	N/A		4,091	(5,619)	N/A

Controlling interest net income (loss)	254,396	225,446	13%		254,396	225,446	13%

Operating EBITDA	772,423	732,668	5%	2%	772,423	732,668	5%	2%
Earnings (loss) of continued operations per ADS	0.17	0.15	13%		0.17	0.15	13%
Earnings (loss) of discontinued operations per ADS	—	—	N/A		—	—	N/A

	As of March 31,
STATEMENT OF FINANCIAL POSITION	2024	2023	% var
Total assets	28,602,557	27,488,331	4%
Cash and cash equivalents	475,689	757,806	(37%)
Trade receivables less allowance for doubtful accounts	1,943,641	1,909,796	2%
Other accounts receivable	766,660	525,142	46%
Inventories, net	1,800,148	1,767,411	2%
Assets held for sale	50,499	50,875	(1%)
Other current assets	147,083	139,373	6%
Current assets	5,183,719	5,150,403	1%
Property, machinery and equipment, net	12,458,810	11,639,315	7%
Other assets	10,960,028	10,698,612	2%

Total liabilities	16,490,290	15,353,809	7%
Current liabilities	6,669,742	5,625,457	19%
Long-term liabilities	6,526,279	6,609,193	(1%)
Other liabilities	3,294,269	3,119,159	6%

Total stockholder’s equity	12,112,267	12,134,522	(0%)
Common stock and additional paid-in capital	7,699,108	7,686,469	0%
Other equity reserves	(2,218,404)	(2,224,637)	0%
Subordinated notes	1,734,482	1,885,259	(8%)
Retained earnings	4,548,100	4,471,227	2%
Non-controlling interest	348,982	316,204	10%

2024 First Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - March				First Quarter
				like-to-like				like-to-like
SALES	2024	2023	% var	% var	2024	2023	% var	% var
Mexico	1,314,212	1,097,044	20%	10%	1,314,212	1,097,044	20%	10%
U.S.A.	1,233,975	1,254,960	(2%)	(2%)	1,233,975	1,254,960	(2%)	(2%)
Europe, Middle East, Asia and Africa	1,115,189	1,228,623	(9%)	(10%)	1,115,189	1,228,623	(9%)	(10%)
Europe	808,478	854,451	(5%)	(7%)	808,478	854,451	(5%)	(7%)
Asia, Middle East and Africa	306,710	374,173	(18%)	(15%)	306,710	374,173	(18%)	(15%)
South, Central America and the Caribbean	422,059	409,910	3%	(0%)	422,059	409,910	3%	(0%)
Others and intercompany eliminations	52,075	45,264	15%	17%	52,075	45,264	15%	17%

Total Consolidated	4,137,511	4,035,801	3%	(0%)	4,137,511	4,035,801	3%	(0%)

GROSS PROFIT
Mexico	662,188	526,231	26%	16%	662,188	526,231	26%	16%
U.S.A.	341,728	347,386	(2%)	(2%)	341,728	347,386	(2%)	(2%)
Europe, Middle East, Asia and Africa	210,753	269,719	(22%)	(22%)	210,753	269,719	(22%)	(22%)
Europe	153,723	194,156	(21%)	(23%)	153,723	194,156	(21%)	(23%)
Asia, Middle East and Africa	57,030	75,562	(25%)	(21%)	57,030	75,562	(25%)	(21%)
South, Central America and the Caribbean	148,602	126,784	17%	14%	148,602	126,784	17%	14%
Others and intercompany eliminations	26,291	19,552	34%	34%	26,291	19,552	34%	34%

Total Consolidated	1,389,561	1,289,672	8%	3%	1,389,561	1,289,672	8%	3%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	363,097	293,452	24%	14%	363,097	293,452	24%	14%
U.S.A.	109,813	111,765	(2%)	(2%)	109,813	111,765	(2%)	(2%)
Europe, Middle East, Asia and Africa	6,705	67,547	(90%)	(89%)	6,705	67,547	(90%)	(89%)
Europe	(7,161)	37,843	N/A	N/A	(7,161)	37,843	N/A	N/A
Asia, Middle East and Africa	13,867	29,703	(53%)	(50%)	13,867	29,703	(53%)	(50%)
South, Central America and the Caribbean	80,419	62,981	28%	29%	80,419	62,981	28%	29%
Others and intercompany eliminations	(108,414)	(100,790)	(8%)	1%	(108,414)	(100,790)	(8%)	1%

Total Consolidated	451,620	434,955	4%	(1%)	451,620	434,955	4%	(1%)

2024 First Quarter Results	Page 8

Operating results

Operating Summary per Country

Operating EBITDA in thousands of U.S. dollars. Operating EBITDA margin as a percentage of sales.

	January - March				First Quarter
				like-to-like				like-to-like
OPERATING EBITDA	2024	2023	% var	% var	2024	2023	% var	% var
Mexico	419,721	344,401	22%	12%	419,721	344,401	22%	12%
U.S.A.	237,037	229,835	3%	3%	237,037	229,835	3%	3%
Europe, Middle East, Asia and Africa	87,527	147,599	(41%)	(41%)	87,527	147,599	(41%)	(41%)
Europe	54,341	96,852	(44%)	(46%)	54,341	96,852	(44%)	(46%)
Asia, Middle East and Africa (1)	33,187	50,747	(35%)	(32%)	33,187	50,747	(35%)	(32%)
South, Central America and the Caribbean	102,758	83,979	22%	22%	102,758	83,979	22%	22%
Others and intercompany eliminations	(74,621)	(73,146)	(2%)	10%	(74,621)	(73,146)	(2%)	10%

Total Consolidated	772,423	732,668	5%	2%	772,423	732,668	5%	2%

OPERATING EBITDA MARGIN
Mexico	31.9%	31.4%			31.9%	31.4%
U.S.A.	19.2%	18.3%			19.2%	18.3%
Europe, Middle East, Asia and Africa	7.8%	12.0%			7.8%	12.0%
Europe	6.7%	11.3%			6.7%	11.3%
Asia, Middle East and Africa	10.8%	13.6%			10.8%	13.6%
South, Central America and the Caribbean	24.3%	20.5%			24.3%	20.5%

Total Consolidated	18.7%	18.2%			18.7%	18.2%

(1)

In the Philippines, Sales (in thousands of dollars) for the first quarter 2024 were US$70,072 and for the period January to March 2024 were US$70,072. Operating EBITDA (in thousands of dollars) for the first quarter 2024 was US$4,281 and for the period January to March 2024 was US$4,281.

2024 First Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - March			First Quarter
	2024	2023	% var	2024	2023	% var
Consolidated cement volume (1)	13,736	14,402	(5%)	13,736	14,402	(5%)
Consolidated ready-mix volume	10,250	11,706	(12%)	10,250	11,706	(12%)
Consolidated aggregates volume (2)	31,606	32,251	(2%)	31,606	32,251	(2%)

Per-country volume summary

	January - March	First Quarter	First Quarter 2024
DOMESTIC GRAY CEMENT VOLUME	2024 vs. 2023	2024 vs. 2023	vs. Fourth Quarter 2023
Mexico	7%	7%	(7%)
U.S.A.	(9%)	(9%)	(2%)
Europe, Middle East, Asia and Africa	(4%)	(4%)	(4%)
Europe	(8%)	(8%)	(6%)
Asia, Middle East and Africa	0%	0%	(3%)
South, Central America and the Caribbean	(6%)	(6%)	(3%)
READY-MIX VOLUME
Mexico	2%	2%	(4%)
U.S.A.	(14%)	(14%)	(4%)
Europe, Middle East, Asia and Africa	(18%)	(18%)	(6%)
Europe	(12%)	(12%)	(8%)
Asia, Middle East and Africa	(26%)	(26%)	(2%)
South, Central America and the Caribbean	(9%)	(9%)	(13%)
AGGREGATES VOLUME
Mexico	9%	9%	(4%)
U.S.A.	9%	9%	(5%)
Europe, Middle East, Asia and Africa	(15%)	(15%)	(8%)
Europe	(15%)	(15%)	(9%)
Asia, Middle East and Africa	(17%)	(17%)	(5%)
South, Central America and the Caribbean	(3%)	(3%)	(12%)

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in the United Kingdom.

2024 First Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - March	First Quarter	First Quarter 2024 vs.
DOMESTIC GRAY CEMENT PRICE	2024 vs. 2023	2024 vs. 2023	Fourth Quarter 2023
Mexico	12%	12%	6%
U.S.A.	4%	4%	(1%)
Europe, Middle East, Asia and Africa (*)	(0%)	(0%)	(0%)
Europe (*)	5%	5%	2%
Asia, Middle East and Africa (*)	(9%)	(9%)	(3%)
South, Central America and the Caribbean (*)	9%	9%	5%
READY-MIX PRICE
Mexico	23%	23%	6%
U.S.A.	9%	9%	1%
Europe, Middle East, Asia and Africa (*)	1%	1%	1%
Europe (*)	(0%)	(0%)	0%
Asia, Middle East and Africa (*)	(1%)	(1%)	5%
South, Central America and the Caribbean (*)	27%	27%	9%
AGGREGATES PRICE
Mexico	31%	31%	4%
U.S.A.	(2%)	(2%)	6%
Europe, Middle East, Asia and Africa (*)	3%	3%	5%
Europe (*)	5%	5%	5%
Asia, Middle East and Africa (*)	(4%)	(4%)	9%
South, Central America and the Caribbean (*)	17%	17%	2%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 First Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - March	First Quarter	First Quarter 2024 vs.
DOMESTIC GRAY CEMENT PRICE	2024 vs. 2023	2024 vs. 2023	Fourth Quarter 2023
Mexico	4%	4%	3%
U.S.A.	4%	4%	(1%)
Europe, Middle East, Asia and Africa (*)	(1%)	(1%)	1%
Europe (*)	3%	3%	2%
Asia, Middle East and Africa (*)	(3%)	(3%)	1%
South, Central America and the Caribbean (*)	6%	6%	5%
READY-MIX PRICE
Mexico	13%	13%	3%
U.S.A.	9%	9%	1%
Europe, Middle East, Asia and Africa (*)	0%	0%	1%
Europe (*)	(2%)	(2%)	1%
Asia, Middle East and Africa (*)	0%	0%	2%
South, Central America and the Caribbean (*)	13%	13%	8%
AGGREGATES PRICE
Mexico	21%	21%	1%
U.S.A.	(2%)	(2%)	6%
Europe, Middle East, Asia and Africa (*)	2%	2%	5%
Europe (*)	3%	3%	5%
Asia, Middle East and Africa (*)	(3%)	(3%)	5%
South, Central America and the Caribbean (*)	4%	4%	1%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2024 First Quarter Results	Page 12

Other Information

Operating expenses

The following table shows the breakdown of operating expenses for the period presented.

	January - March		First Quarter
In thousands of US dollars	2024	2023	2024	2023
Administrative expenses	307,087	275,726	307,087	275,726
Selling expenses	94,101	79,613	94,101	79,613
Distribution and logistics expenses	479,786	446,696	479,786	446,696

Operating expenses before depreciation	880,975	802,034	880,975	802,034

Depreciation in operating expenses	56,966	52,682	56,966	52,682

Operating expenses	937,941	854,716	937,941	854,716

As % of Net Sales
Administrative expenses	7.4%	6.8%	7.4%	6.8%
SG&A expenses	9.7%	8.8%	9.7%	8.8%

Equity-related information

As of December 31, 2022, based on our latest 20-F annual report, the number of outstanding CPO-equivalents was 14,487,786,971. See Cemex’s reports furnished to or filed with the U.S. Securities and Exchange Commission for information, if any, regarding repurchases of securities and other developments that may have caused a change in the number of CPO-equivalents outstanding after December 31, 2022. For the three-month period ended March 31, 2024, no CPOs were repurchased by Cemex.

One Cemex ADS represents ten Cemex CPOs. One Cemex CPO represents two Series A shares and one Series B share.

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form, less CPOs held by Cemex and its subsidiaries, which as of December 31, 2022, were 20,541,277. Restricted CPOs allocated to eligible employees as variable compensation are not included in the outstanding CPO-equivalents.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of Cemex’s derivative instruments as of the last day of each quarter presented.

	First Quarter				Fourth Quarter
	2024		2023		2023
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,422	(88)	1,495	(94)	1,276	(84)
Interest rate swaps (2)	1,408	80	1,040	41	1,085	53
Fuel derivatives (3)	308	19	161	(1)	232	5

	3,138	11	2,696	(54)	2,593	(26)

1)

The exchange rate derivatives are used to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. As of March 31, 2024, the derivatives related to net investment hedge represents a notional amount of US$1,123 million

2)	Interest-rate swap derivatives related to bank loans, includes an interest rate and exchange rate swap derivative with a notional amount of US$658 million.
3)

Cemex’s derivative financial instruments portfolio includes swaps and financial options. These derivative instruments are mainly used to hedge the market price risk of certain fuels associated with certain Cemex operations, such as transportation and production. In addition, there are call spreads on Brent oil and derivatives thereof, designed to economically mitigate the exposure related to the cost of fuel implicit in distribution expenses.

Under IFRS, companies are required to recognize the fair value of all derivative financial instruments on the balance sheet as financial assets or liabilities, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and subsequently reclassified into earnings as the effects of the underlying are recognized in the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only in the case of a disposal of the net investment. As of March 31, 2024, in connection with its derivatives portfolio’s fair market value recognition, Cemex recognized a change in mark-to-market as compared to 4Q23 resulting in a financial asset of US$11 million.

2024 First Quarter Results	Page 13

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes Cemex’s operations in Bahamas, Colombia, the Dominican Republic, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East, Asia, and Africa.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Asia, Middle East, and Africa subregion includes operations in Philippines, United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow Cemex defines it as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus financial leases) minus cash and cash equivalents.

Sales, when referring to reportable segment sales, revenues are presented before eliminations of intragroup transactions. When referring to Consolidated Sales, these represent the total revenues (Net Sales) of the company as reported in the financial statements.

Operating EBITDA, or EBITDA equals operating earnings before other income and expenses, net, plus depreciation and amortization.

Operating EBITDA margin, or EBITDA margin, is calculated by dividing our “Operating EBITDA” by our sales.

pp equals percentage points.

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products and services.

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - March		First Quarter		First Quarter
	2024 Average	2023 Average	2024 Average	2023 Average	2024 End of period	2023 End of period
Mexican peso	16.95	18.39	16.95	18.39	16.57	18.03
Euro	0.9237	0.9289	0.9237	0.9289	0.9264	0.9224
British pound	0.7898	0.8166	0.7898	0.8166	0.7921	0.8111
Amounts provided in units of local currency per U.S. dollar.

2024 First Quarter Results	Page 14

Disclaimer

Except as the context otherwise may require, references in this report to “Cemex,” “we,” “us,” or “our,” refer to Cemex, S.A.B. de C.V. (NYSE: CX) and its consolidated entities. The information included in this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, and expectations (financial or otherwise), and typically can be identified by the use of words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, or other similar forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, and assumptions that could cause results to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: changes in Mexico’s or other countries’, in which we operate, general economic, political and social conditions, including new governments, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, consumer confidence and the liquidity of the financial and capital markets; the cyclical activity of the construction sector and reduced construction activity in our end markets; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; changes in spending levels for residential and commercial construction; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment and essential suppliers; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state, and local funding for infrastructure; changes in our effective tax rate; our ability to comply and implement technologies that aim to reduce CO2 emissions in jurisdictions with carbon regulations in place; the legal and regulatory environment, including environmental, energy, tax, antitrust, human rights and labor welfare, acquisition-related rules and regulations; the effects of currency fluctuations on our results of operations and financial conditions; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by government and regulatory agencies; our ability to protect our reputation; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges, and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine and conflicts in the Middle East; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). . Many factors could cause Cemex’s expectations, expected results,

2024 First Quarter Results	Page 15

Disclaimer

and/or projections expressed in this report not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of implementation of technologies, some of which are yet not proven. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented and the information contained in this report is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or revise any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Market data used in this report not attributed to a specific source are estimates of Cemex and have not been independently verified. Certain financial and statistical information contained in this report is subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding.

This report includes certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)” and “Operating EBITDA Margin”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in this annual report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice.

Also, this report includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Cemex generated some of this data internally, and some was obtained from independent industry publications and reports that Cemex believes to be reliable sources. Cemex has not independently verified this data nor sought the consent of any organizations to refer to their reports in this report. Cemex acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price Cemex’s products and services based upon their quality and characteristics as well as their value to Cemex’s customers. Cemex does not accept any communications or agreements of any type with competitors regarding the determination of Cemex’s prices for Cemex’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products.

Additionally, the information contained in this report contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green,’ ‘social,’ or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

2024 First Quarter Results	Page 16

Disclaimer

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright Cemex, S.A.B. de C.V. and its subsidiaries

2024 First Quarter Results	Page 17